SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For February 26, 2001
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                                   GETGO INC.
                                -----------------
                               (Registrant's name)

                   4610 South Ulster, Suite 150, Denver, 80237
                   -------------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

                         Form 20-F    X    Form 40-F
                                   -------           -------



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes         No
                                   -------    -------

See the following press release, dated February 26, 2001, announcing certain changes in the directors and officers of the Company. These changes were effective February 22, 2001.



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GETGO, INC.                                                         NEWS RELEASE
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4610 Ulster Street, Suite 150
Denver, CO 80237
Investor Relations: 303-771-3850
URL: www.getgocorp.com
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                 GETGO Inc. ANNOUNCES BOARD and COMPANY CHANGES

DENVER, February 26, 2001 -- GETGO Inc. ("GETGO"), formerly GETGO Mail.com Inc., (NASDAQ: "GTGO") today announced several board and company changes. The changes are effective Thursday, February 22, 2001. Kevin Fallon and Chris Mendrop are no longer members of the Board of Directors of GETGO and no longer retained in any consulting capacity; M.S. "Skip" Raimer has accepted a position on the Board of Directors; Les Bates, CPA, has accepted an appointment as "interim CFO"; and the Company is not going forward with the Radio One Networks acquisition. According to Dr. Derrin Smith, Chairman and CEO, "Maintaining and creating additional value for our investors and shareholders has always been our goal in the execution of the Company's new corporate vision. These changes were absolutely necessary in order to continue executing the new vision for GETGO and were taken subsequent to formal discussions with major GETGO shareholders."

Skip Raimer is an experienced senior technology executive with a background that emphasizes operations, technology and successful fund-raising. Raimer's accomplishments include developing a voice Biometric software package for Internet use, as a Chief Operations Officer for Sentry Systems, also directing the team through two rounds of venture capital fund raising; directing integrated logistic support for Geotek Technologies, and he was director of resource and program management for information systems at Time Warner Communications. In these capacities he was responsible for all phases of program and resource management, including supervising large-scale software development efforts using structured tools and methods and overseeing their implementation, operation, and sustainment. He is currently Vice President of Support Services for Authentor Systems, Inc., an enterprise he helped to raise over $8,000,000 of private equity investment. As a US Army Signal Corps Lt. Colonel, he served as Chief of Integration (J-6N) for US Space Command at the North American Aerospace Defense Command (NORAD); and was Chief of Communications in the Sinai for the Multinational Peacekeeping Forces and Observers. Colonel Raimer has extensive international experience in eastern Europe, including Romania; as well as Asia and the Middle East.

Les Bates has been retained as interim CFO to manage and assist with the Company's accounting and finance functions. Mr. Bates is an experienced CPA and CFO with experience working with both public and private companies. He was a Senior Accountant for Coopers Lybrand, audit manager for Seidman & Seidman, and

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


CFO for an enterprise designing and implementing network systems, and has also written several specialized software applications. Notably, Mr. Bates has extensive experience providing valuations for mergers and acquisitions. Dr. Smith said that "I am delighted to have Les Bates working with us--he provides us with much needed leadership and capability in the management of our accounting and finance functions. Mr. Bates has already begun to work with our outside auditors in connection with our year end audit and will be taking a hard look at all of our current and future acquisition targets for GETGO."

GETGO Inc. is a 12-year old, publicly traded company originally involved with international sales and distribution of technology components. The company has expanded its business activities to focus upon the acquisition and operation of companies possessing proprietary intellectual property or products/services that improve the Users' experience with broadband and convergence technologies. For additional information, visit the company's Web site at www.getgocorp.com, or contact Kristin Johnston at 303-771-3850 or send an email to kjohnston@getgocorp.com.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements regarding future prospects and developments are based upon current expectations and involve certain risks and uncertainties that could cause actual results and developments to differ materially from the forward-looking statements, including those detailed in the company's filings with the Securities and Exchange Commission. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.


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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GETGO INC.



Date:  February 26, 2001                 By: /s/  Derrin R. Smith
       -----------------                     -----------------------------------
                                             Derrin R. Smith, Chairman and Chief
                                                        Executive Officer


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